Exhibit 99.1

YANDEX ANNOUNCES RESULTS OF

2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

MOSCOW and AMSTERDAM, Netherlands — June 28, 2018 — Yandex N.V. (NASDAQ: YNDX), a technology company that builds intelligent products and services powered by machine learning, today announced that all resolutions proposed at Yandex’s 2018 Annual General Meeting of Shareholders (“AGM”), held on Thursday, June 28, 2018, have been approved.

Yandex also announced two reappointments and a new appointment to its Board of Directors. John Boynton and Esther Dyson were reappointed as non-executive members of the Board of Directors for a three-year term, and Ilya A. Strebulaev was appointed as a non-executive member of the Board of Directors for a three-year term.

The total number of Class A shares eligible to vote at the AGM was 290,415,195, with a total of 290,415,195 voting rights; the total number of Class B shares was 37,878,658, with a total of 378,786,580 voting rights. Each Class A share carries one vote; each Class B share carries ten votes. The Class A shares and Class B shares voted together as a single class on all matters at the AGM.

Proposal One — Approval of the extension of the term for the preparation of the 2017 statutory accounts

The below are the results regarding the proposal to approve the extension of the term for the preparation of the 2017 statutory accounts:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
561,728,833	32,369	23,069

Proposal Two — Approval of 2017 statutory accounts

The below are the results regarding the proposal to approve the 2017 statutory accounts of Yandex:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
561,580,292	109,165	94,814

Proposal Three — Discharge of directors

The below are the results regarding the proposal to grant discharge to the directors for their management during the past financial year:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
559,001,880	281,346	2,501,045

Proposal Four — Re-appointment of John Boynton

The following Director was re-appointed to serve as a member of the Board of Directors for a three-year term:

Director	Number of Votes For	Number of Votes Against	Number of Votes Abstained
John Boynton	477,311,108	83,104,748	1,368,415

Proposal Five – Re-appointment of Esther Dyson

The following Director was re-appointed to serve as a member of the Board of Directors for a three-year term:

Director	Number of Votes For	Number of Votes Against	Number of Votes Abstained
Esther Dyson	482,279,969	79,494,649	9,653

Proposal Six – Appointment of Ilya A. Strebulaev

The following Director was appointed to serve as a member of the Board of Directors for a three-year term:

Director	Number of Votes For	Number of Votes Against	Number of Votes Abstained
Ilya A. Strebulaev	559,597,426	1,108,789	1,078,056

Proposal Seven — Cancellation of shares

The below are the results regarding the proposal to cancel Yandex’s 6,980,076 outstanding Class C shares:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
561,745,593	10,292	28,386

Proposal Eight — Appointment of Auditor

The below are the results regarding the proposal to ratify the selection by the Audit Committee of the appointment of JSC KPMG, an independent registered public accounting firm and the Russian affiliate of KPMG International, as auditors of the Company’s consolidated financial statements for the 2018 financial year (to be prepared under U.S. GAAP), and KPMG Accountants N.V., its Dutch affiliate, as external auditors of the Company’s statutory annual accounts for the 2018 financial year (to be prepared under IFRS):

Number of Votes For	Number of Votes Against	Number of Votes Abstained
559,277,362	2,499,922	6,987

Proposals Nine, Ten and Eleven — General designations and authorizations of the Board of Directors

The below are the results regarding the proposal to authorize the Board of Directors to issue ordinary shares up to 20% of the issued share capital and preference shares up to the authorized share capital of the Company for a period of five years from the date of the AGM:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
405,775,626	155,986,001	22,644

The below are the results regarding the proposal to authorize the Board of Directors to exclude pre-emptive rights of the existing shareholders in respect of the issue of ordinary shares and preference shares for a period of five years from the date of the AGM:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
405,888,580	155,870,231	25,460

The below are the results regarding the proposal to authorize the Board of Directors for a period of 18 months to repurchase shares in Yandex up to a maximum of 20% of the issued share capital from time to time:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
454,739,313	107,022,453	22,505

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For further information, please visit http://company.yandex.com or contact:

Yandex N.V.

Investor Relations

Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Press Office:

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

About Yandex N.V.

Yandex (NASDAQ:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 19 offices worldwide, has been listed on the NASDAQ since 2011.

More information on Yandex can be found at https://yandex.com/company